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                                                                         (e)(16)

[the following is the text of an e-mail sent by Roy C. King to Mercator's employee's on September 9, 2003:]

Good afternoon...

As per the attached Press Release, Ascential has elected to extend the Tender Offer period through close of business on Thursday, September 11th. They have made this decision because they are close to obtaining 90% of the outstanding shares which will allow them to complete a "short form" merger. A short-form merger would allow us to complete the merger in a shorter time frame which is in the best interests of both companies. Both companies were very pleased with the results of the tender offer to date, and are excited about the prospect of completing the merger as quickly as possible.

Thanks.

Roy King